

05043124

5/10/05

VF 5-19-05

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48295

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 10 2005
DIVISION OF MARKET REGULATION

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Bridgeford Group, Inc. (A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company)**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

445 Park Avenue
(No. and street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Yasuto Sengoku — **212-705-0882**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VP 6/19/05

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of
Mizuho Securities Co., LTD. – a Mizuho Company)
(S.E.C. I.D. No. 8-48295)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

File pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a Public document



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Bridgeford Group, Inc.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company)

We have audited the accompanying statement of financial condition of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company) (the "Company") as of March 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Bridgeford Group, Inc. at March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 3, 2005

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS

Cash and cash equivalents	$ 4,594,241
Securities owned - at market value	19,172,830
Fees receivable	1,668,173
Interest receivable from affiliate	2,545
Premises and equipment, net	38,305
Other assets	298,786
TOTAL ASSETS	$25,774,880

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 362,779
Accrued salary and bonuses payable	814,553
Payable to affiliate	412,363
Deferred rent	15,542
Total liabilities	1,605,237
STOCKHOLDER'S EQUITY:	
Common stock, 100 shares of no par value each, authorized and outstanding	1,000,000
Additional paid-in capital	24,000,000
Accumulated deficit	(830,357)
Total stockholder's equity	24,169,643
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$25,774,880

See notes to financial statements.

THE BRIDGEFORD GROUP, INC.
(A Wholly-Owned Subsidiary of Mizuho Securities Co., LTD - a Mizuho Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED MARCH 31, 2005

1. GENERAL

The Bridgeford Group, Inc. (the "Company") is a wholly-owned subsidiary of Mizuho Securities Co., LTD. – a Mizuho Company, which is a wholly-owned subsidiary of Mizuho Financial Group. The Company operates as a registered broker/dealer under the rules and regulations administered by the Securities and Exchange Commission and engages in the business of providing advice on merger, acquisition, divestiture, advisory and financing transactions, furnishing valuation services, and rendering fairness opinions in connection with merger, acquisition and similar transactions.

On April 1, 2002, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank Limited and The Industrial Bank of Japan, Limited merged to form Mizuho Financial Group. In connection with this merger, on March 25, 2002, The Bridgeford Group (NY), Inc. and its parent The Bridgeford Group, Inc., both wholly-owned subsidiaries of The Industrial Bank of Japan, Limited, combined their operations. The combined company was renamed The Bridgeford Group, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies followed by the Company are as follows:

a. *Securities Owned* - Securities transactions are recorded on a trade date basis and are valued at market.

b. *Fee Income* - Fee income is recognized as earned on an accrual basis.

c. *Cash and Cash Equivalents* - The Company considers cash and cash equivalents to be liquid investments with initial maturities of three months or less.

d. *Income Taxes* - The Company utilizes the asset and liability method for accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109.

e. *Accounting Estimates* – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of March 31, 2005, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

f. *Financial Instruments* – Financial instruments are carried at fair value or at amounts which approximate fair value. Cash and cash equivalents, receivables and payables are all carried at cost which approximates fair value. Securities owned are stated at market value.

g. *Premises and Equipment* – Premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the declining balance method. Leasehold improvements are amortized over the lesser of the life of the lease or service lives of the improvements using the declining balance method.

h. *New Accounting Pronouncements* - In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (R) ("FIN No. 46 (R)"), a revision to FASB Interpretation No. 46 ("FIN No. 46"), *"Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51."* FIN No. 46 (R) provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities ("VIEs"). FIN No. 46 (R) requires VIEs to be consolidated by the primary beneficiary. FIN No. 46 (R) also provides technical corrections and addresses certain implementation issues. The Company has fully adopted FIN No. 46 (R) during the year ended March 31, 2005, as it superseded FIN No. 46. Such adoption had no impact on the Company's statement of financial condition.

3. PREMISES AND EQUIPMENT

Premises and equipment consist of the following as of March 31, 2005:

Furniture and fixtures	$ 55,975
Computers and telephones	46,306
Leasehold improvements	11,558
Subtotal	113,839
Less accumulated depreciation and amortization	(75,534)
Premises and equipment - net	$ 38,305

4. INCOME TAXES

The current and deferred income tax provision for the year ended March 31, 2005 consists of the following:

Federal:	
Current expense	$ -
Deferred provision	(53,000)
Increase to valuation allowance	1,014,000
Federal provision	$ 961,000
State and local:	
Current expense	$ -
Deferred provision	(18,000)
Increase to valuation allowance	257,000
State and local provision	$ 239,000
Total income tax	$ 1,200,000

The Company has established a deferred tax asset to reflect the future tax benefit resulting from an alternative minimum tax credit carry-forward of approximately $62,000. A valuation allowance was established with respect to this asset since, in management's opinion, it is more likely than not that no benefit will be realized from this asset. The alternative minimum tax credit may be carried forward indefinitely.

The Company is expected to incur no state and local income tax liability during the period. However, the Company is expected to incur a state and local tax on assets of approximately $6,000.

The Company has a federal tax net operating loss ("NOL") carryforward of approximately $15,451,000, which begins to expire after December 31, 2005. The Company also has a state NOL carryforward of approximately $2,109,000, which will begin to expire after March 31, 2024. The Company has a Federal deferred tax asset at March 31, 2005 of $5,582,000, and a state and local deferred tax asset at March 31, 2005 of $257,000 which is attributable to the tax benefit of the net operating loss carryforward, deferred rent, depreciation, and deferred compensation deducted in a prior year for book purposes. The Company has recorded a valuation allowance against the entire deferred tax asset because, in the opinion of management, it is more likely than not the benefit resulting from the asset will not be realized.

5. RELATED PARTY TRANSACTIONS

Total cash and cash equivalents include interest-bearing deposits with an affiliate plus accrued interest in the amount of $2,741,165 at March 31, 2005. Interest-bearing deposits with an affiliate are placed with Mizuho Holdings Corporate Bank – Cayman Branch.

An affiliate provided the Company with advisory services in connection with operating activities. At March 31, 2005, the Company had a payable to this affiliate in the amount of $412,363, which is included in payable to affiliate in the accompanying statement of financial condition.

6. COMMITMENTS AND CONTINGENCIES

The Company signed a long-term office lease agreement for the period March 1, 2002 through April 30, 2007. The lease includes provisions for escalation and provides certain rent incentives over the initial years of the lease.

The minimum lease obligation at March 31, 2005 is as follows:

Year Ending March 31,	Minimum Annual Rental
2006	209,230
2007	209,230
Thereafter	17,436
	$ 435,896

7. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At March 31, 2005, the Company had net capital of $19,402,936, which was $19,295,921 in excess of minimum net capital requirements of $107,015. The Company's ratio of aggregate indebtedness to net capital was 0.083 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 3, 2005

The Bridgeford Group, Inc.
(A Wholly-Owned Subsidiary of
Mizuho Securities Co., LTD – a Mizuho Company)
445 Park Avenue
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the statement of financial condition of The Bridgeford Group, Inc. (a wholly-owned subsidiary of Mizuho Securities Co., LTD – a Mizuho Company) (the "Company") for the year ended March 31, 2005 (on which we issued our report dated May 3, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management of the Company, the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP